UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52532

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2024 AND ENDING 08/30/2025
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: NEWOAK CAPITAL MARKETS LLC

TYPE OF REGISTRANT (check all applicable boxes):
E Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3 COLUMBUS CIRCLE, 15TH FLOOR
(No. and Street)

NEW YORK	NY	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Edward Barry Cohen	203-557-6070	ecohen@cohenandassociates.com
(Name)	(Area Code - Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

NTT & Company, PLLC
(Name - if individual, state last, first, and middle name)

3488 South U.S. Highway 77	Giddings	TX	78624
(Address)	(City)	(State)	(Zip Code)

03/19/2019	6543
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(l)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid 0MB control number.

OATH OR AFFIRMATION

I, <u>RQND'VARI</u>_____ $_t$ swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>NEWOAK CAPITAL MARKETS Li_c</u>_____ $_t$ $_{as}$ of <u>6/30</u>_____ $_?$ 2 25 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *xy* _____

Title:
CEO _____

_____
Notary Public

This filing** contains (check all applicable boxes):

H   (a) Statement of financial condition.

H   (b) Notes to consolidated statement of financial condition.

□   (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

□   (d) Statement of cash flows.

□   (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

□   (f) Statement of changes in liabilities subordinated to claims of creditors.

□   (g) Notes to consolidated financial statements.

□   (h) Computation of net capital under 17 CFR 240.15c3-I or 17 CFR 240.18a-I, as applicable.

□   (i) Computation of tangible net worth under 17 CFR 240.18a-2.

□   (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

□   (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

□   (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

□   (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

□   (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

□   (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-I, 17 CFR 240.18a-I, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

□   (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

H   (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

□   (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

□   (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

H   (t) Independent public accountant's report based on an examination of the statement of financial condition.

□   (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

□   (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

□   (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

□   (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-Ie or 17 CFR 240.17a-12, as applicable.

□   (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

□   (z) Other: _____

**7b *request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NEWOAK CAPITAL MARKETS LLC

Statement of Financial Condition

and Supplementary Information With

Report of Independent Registered Public Accounting Firm

For the Year Ended June 30, 2025



NTT & Company, PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of NewOak Capital Markets LLC

Opinion on Financial Statements

We have audited the accompanying statement of financial condition of NewOak Capital Markets LLC (the "Company") as of June 30, 2025, and the related notes (collectively referred to as "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that the audit of the financial statement provides a reasonable basis for our opinion.

MTT <5r:ompany, PLLC

Giddings, Texas

August 21, 2025

We have served as the auditor for NewOak Capital Markets LLC since 2023.

NTT & Company, PLLC
3488 South U.S. Highway 77
Giddings, TX 78942
512.766.8131 NathanTuttle@TuttleBond.com

NEWOAK CAPITAL MARKETS LLC
JUNE 30, 2025

Table of Contents

NEWOAK CAPITAL MARKETS LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2025

ASSETS

Cash	$	3,958
Due from clearing broker		64,371
Other assets		4,266
TOTAL ASSETS	**$**	**72,595**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	33,918
TOTAL LIABILITIES		33,918
MEMBER'S EQUITY		38,677
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	72,595

See accompanying notes to financial statements

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS:

Nature of Business
NewOak Capital Markets LLC (the "Company") is a securities broker-dealer located in New York, New York. It is registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"), both effective September 12, 2000. The Company is a limited liability company organized under the laws of the State of Delaware on December 30, 1999.

The Company's sole Member is NewOak Securities Holding LLC (the "Member"). They operate within an affiliated group owned by NewOak Capital Holdings, L.P. (the "Parent").

FINRA has authorized the Company to conduct various lines of business, including:

- o The purchase and sale of securities on behalf of its customers;
- o Investment banking - private placements of securities;
- o Investment banking - advisory services related to a private placement or other transaction.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Board's ("FASB") Accounting Standards Codification ("ASC").

Liquidity
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is currently dependent on its Parent to fund its ongoing operations as the Company has not generated sufficient revenue. At June 30, 2025, the Company had net capital of $34,611 in comparison to net losses of $170,495 and $173,959 for the years ended June 30, 2025 and 2024, respectively. The Parent has committed and has sufficient available funds to fund the Company as needed to continue operations through at least September 30, 2025.

Revenue Recognition
ASC Topic 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. There was no commission income for the year ended June 30, 2025.

Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINED) :

Revenue Recognition (Continued)

Investment Banking Income

Investment banking income consists of success fees, retainer fee income and advisory fees from the Company's operations. Retainer fees are earned monthly/quarterly with the passage of time as the Company provides placement or advisory services to its customers. Advisory fees are short-term engagements where the Company provides advice or guidance to a customer on a specific deal. Advisory fees are recognized over the life of the agreement. Success Fees are recognized at the closing of a deal or private placement, once all of the Company's performance obligations have been satisfied and the Success Fees can be valuated. There was no investment banking income during the year ended June 30, 2025.

Interest Income

The Company's revenues of $2,700 for the year ended June 30, 2025 consisted of interest income earned on the Company's clearing account deposit.

Receivables

The Company had no receivables from customers at June 30, 2025.

Income Taxes

No provision for income taxes has been recorded in the accompanying financial statements.

The Company is a single member limited liability company, which is treated as a disregarded entity for federal and New York State income tax purposes. Accordingly, the Member is responsible for the federal and state income taxes (benefit) associated with the Company's taxable income (loss).

The Company is subject to New York City Unincorporated Business Tax ("UBT"). The Parent has assumed responsibility for this tax by filing an annual consolidated UBT return that includes the Company's taxable income (loss).

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

At June 30, 2025, the Company has determined that it had no uncertain tax positions requiring financial statement recognition. This determination is updated on an ongoing basis as facts and circumstances require. The Company's tax returns are subject to examination by tax authorities in the applicable jurisdictions per the established statutes of limitations, normally three years prior to the current period.

Use of Estimates

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

Financial Instruments-Credit Losses

The Company records an allowance for doubtful customer receivables, if appropriate, based upon the Company's assessment of relevant collectability factors, in accordance with ASC 326, Financial Instruments - Current Expected Credit Losses ("CECL"). This standard requires the immediate recognition of estimated credit losses expected over the life of applicable financial assets. The Company's CECL evaluation considers factors such as historical experience; credit quality; terms; balances; current and projected economic conditions; and other relevant collectability matters.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINED) :

Cash and Cash Equivalents

The Company considers highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. There were no cash equivalents as of June 30, 2025.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2025, the Company had net capital of $34,411 which was $29,411 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital at June 30, 2025 was 0.99 to 1.

Effective November 21, 2023, the Company updated it's Financial Industry Regulatory Authority ("FINRA") membership agreement and downgraded the minimum net capital requirement from $100,000 to $5,000. As a result of this change, the Company is now required to maintain net capital of $5,000 to meet regulatory obligations, compared to the previous requirement of $100,000.

This change in net capital requirement has been reflected in the financial statements as of June 30, 2025, with the revised capital adequacy calculations and disclosures presented accordingly. Management has evaluated the impact of this change on the financial position and operations of the firm and has concluded that it does not materially affect the financial condition or liquidity of the Company.

NOTE 4 - DUE FROM BROKER

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. The Company has agreed to indemnify the clearing broker for losses, if any, that the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. There were no customer transactions or customer balances for the year ended June 30, 2025.

The Due from Clearing Broker balance of $64,371 at June 30, 2025 includes a clearing account security deposit of $50,000. The remaining balance of $14,371 represents Company funds available for operating and trading purposes.

The Company's financial balances held at its clearing broker are protected by Securities Investor Protection Corporation ("SIPC") insurance coverage, generally $500,000.

NOTE 5 - RISKS, COMMITMENTS AND CONTINGENCIES

The Company is subject to legal proceedings, claims and regulatory actions arising in the ordinary course of business as a securities broker-dealer. The Company is not aware of any such matters that could potentially have a material impact on its financial statements. The Company had no commitments, guarantees or indemnifications as of June 30, 2025.

Cash

The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account. At June 30, 2025, the amount in excess of insured limits was $0. The cash balance at June 30, 2025 was $3,958.

NOTE 6 - RISKS, COMMITMENTS AND CONTINGENCIES (CONTINUED)

Market Risks
The Company's capital and financial results are subject to the risks of variable interest rates and market conditions. The Federal Open Market Committee ("FOMC") of the Federal Reserve System raised the target range for the federal funds rate an aggregate of 5.00% from March 2025through July 2025. The FOMC announced that further increases are likely to be appropriate. The Company is unable to determine the effect of market risks on its financial statements.

Counterparty and Off-Balance Sheet Risks
The Company is exposed to risk of loss in the event that: i) a customer, its clearing broker, other broker-dealer, or other counterparty fail to complete their performance obligations related to a securities transaction; and ii) the clearing broker sustains a loss from carrying such transactions and securities positions introduced by the Company. In such a case, the Company may be held liable to indemnify the damaged party.

The Company applies risk management procedures to control the risks referred to above. The Company monitors the performance and credit-worthiness of the financial institutions it does business with, as well as the credit-worthiness, collateral and account balances of its customers. The Company continually updates its operating policies for current market conditions.

NOTE 7 - EXEMPTION FROM RULE 15c3-3

The Company's policy is to operate within the exemption provisions of SEC Rule 15c3-3 paragraph (k)(2)(ii) and Footnote 74 of SEC Release No. 34-70073.

NOTE 8 - RELATED PARTY TRANSACTIONS

The Company has a services and expense sharing agreement ("Agreement") with an affiliate within the Parent's group under which the Company is responsible for its share of compensation, occupancy, equipment, technology, communications, administrative and technology support, and other general overhead expenses. The Agreement was amended effective July 1, 2021 to update the Company's allocation of shared costs, which amounted to $48,000 for the year ended June 30, 2025. These costs are included in the applicable expense accounts in the Statement of Operations.

The Parent's practice is to forgive all liabilities owed to it by the Company. For the year ended June 30, 2025, the Parent forgave such Company liabilities totaling $94,786, which was treated as Member's contributions in the financial statements.

NOTE 9 - RISKLESS PRINCIPAL ACCOUNT

The Company's riskless principal account includes positions in two securities that have no value because there is no bid or market for them.

NOTE 10 - RECENT ACCOUNTING PRONOUNCEMENTS

Regulatory authorities make ongoing revisions to the GAAP standards applicable to the preparation of the Company's financial statements. The Company has evaluated or is currently evaluating the impact of pending GAAP pronouncements. The Company believes that these future standards will not have a material impact on its financial statements.

NOTE 11 - SEGMENT REPORTING

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable segment, brokerage services segment. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company is considered to be a single reportable segment.

The Company's Chief Operating Decision Maker ("CODM") is the Company's Chief Executive Officer. The CODM makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the organization and nature of business and summary of significant accounting policies. The measure of segment assets is reported on the Statement of Financial Condition as total assets. Segment financial information is identical to that presented in the accompanying financial statements. All expenses reported on the Statement of Operations are considered significant segment expenses and are regularly reviewed by the CODM.

NOTE 12 - SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.